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SEC Mail Processing Section

FEB 29 2016

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West 36th Street, Suite 12A
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kent 646-650-2076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	New Jersey	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Kent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningside Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

2/26/16

Notary Public

HENRY NINA
Notary Public, State of New York
No. 01[illegible]
Qualified in New York County
Commission Expires August 24, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2015
Report of Independent Registered Public Accounting Firm

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Information
December 31, 2015

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Morningside Securities, LLC

We have audited the accompanying statement of financial condition of Morningside Securities, LLC, as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Morningside Securities, LLC's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Morningside Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Morningside Securities, LLC's financial statements. The supplemental information is the responsibility of Morningside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 22, 2016

MORNINGSIDE SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

		2015
Assets		
Cash	$	45,260
Prepaid expenses		4,575
Total assets	$	49,835
Liabilities and Members' Equity		
Accrued expenses	$	13,789
Members' Equity		
Members' equity		36,046
Total liabilities and members' equity	$	49,835

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Operations
for the Year Ended December 31, 2015

		2015
Revenues		
Fees & other income	$	313,258
Expenses		
Commissions paid		310,458
Regulatory fees and expenses		3,673
Occupancy		29,484
Professional fees		34,150
Other expenses		4,674
Total expenses		382,439
Net loss	$	(69,181)

MORNINGSIDE SECURITIES, LLC
Statement of Changes in Members' Equity
for the Year Ended December 31, 2015

Members' equity at January 1, 2015	$	65,027
Contributions from members		40,200
Net loss		(69,181)
Members' equity at December 31, 2015	$	36,046

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Cash Flows
for the Year Ended December 31, 2015

		2015
Cash flows from operating activities		
Net loss	$	(69,181)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Accounts receivable		20,000
Prepaid expenses		316
Increase (decrease) in operating liabilities		
Decrease in accrued expenses		(20,923)
Net cash used in operating activities		(69,788)
Cash flows from financing activities		
Members contributions		40,200
Net decrease in cash		(29,588)
Cash at beginning of year		74,848
Cash at end of year	$	45,260

1 – Organization and Nature of Operations of Business

Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and also does not carry accounts for customers.

2 – Significant Accounting Policies

Basis of presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and other regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and cash equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue recognition

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

2 – Significant Accounting Policies (continued)

Concentrations of credit risk for cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income taxes

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Operating leases

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

3 – Lease Commitments

The Company has offices at two locations in New York City and they are deemed both under operating leases with the following terms and conditions:

The location at 70 West 36th Street is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. This lease began September 1, 2014 with current monthly rent $1,933.33 and total rent paid in 2015 was $23,184. The second location at 30 Irving Place is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. The current monthly rent is $90 per month and the total rent paid in 2015 was $5,040.

4 – Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2015, the Company had net capital of $31,471, which exceeded requirements by $26,471. The ratio of aggregate indebtedness to net capital was 1 to 2.28 at December 31, 2015.

5 – Members Equity

In March 2015 FINRA approved the complete transfer of ownership to Prime II Management Services LLC; in 2015 additional contributions were made totaling $40,200.

6 – Subsequent Events

The Company has evaluated subsequent events through February 22, 2016 the date of the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

Schedule I
MORNINGSIDE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL		
Total members equity	$	36,046
Deductions and/or charges		
Non-allowable assets		
Other assets		4,575
Net capital	$	31,471
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	13,789
Aggregate indebtedness	$	13,789
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
6-2/3% of aggregate indebtedness		
or $5,000, whichever is greater	$	5,000
Excess net capital	$	26,471
Excess net capital at 1,000 percent	$	31,333
Percentage of aggregate indebtedness to net capital		43.81%
Ratio: Aggregate indebtedness to net capital		.44 : 1

Note: There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA Form X-17A-5 as of December 31, 2015.

Schedule II
MORNINGSIDE SECURITIES, LLC
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2015, the Company did not hold customers' funds or securities.

MORNINGSIDE SECURITIES, LLC

Supplementary Information

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT

To the Members'
of Morningside Securities, LLC

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) Morningside Securities, LLC identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) Morningside Securities, LLC stated that Morningside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Morningside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morningside Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 22, 2016

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MORNINGSIDE SECURITIES, LLC
Rule 15c3-3 Exemption Report
December 31, 2015

In accordance with FINRA membership agreement applicable to Morningside Securities, LLC (the "Company"), is designated to operate under the exemption provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not handle cash of securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so, throughout the year ended December 31, 2015, without exception.

Signature [signature]

Title Managing Director